Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” included in the Registration Statement (Form S-3) of Thermon Group Holdings, Inc. for the registration of shares of common stock, preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units of Thermon Group Holdings, Inc. We also consent to the incorporation by reference to our reports dated May 31,2010 and May 21,2009, with respect to the consolidated financial statements of Thermon Group Holdings, Inc., which report appears in the Annual Report on Form 10-K of Thermon Group Holdings, Inc. for the fiscal year ended March 31, 2011.

/s/ Bell Partners

Bell Partners
Chartered Accountants

/s/ Ryan H. Dummett

Ryan H. Dummett
Partner

Melbourne, Australia
May 30, 2012